

June 22, 2012

Via E-Mail
Kenneth O. Hall
Vice President and Controller
Home Properties Inc.
850 Clinton Square
Rochester, NY 14604

     Re: Home Properties Inc.
             Form 10-K
             Filed February 27, 2012
             File No. 001-13136

Dear Mr. Hall:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

General

1.   We note the reference to rent controls on page 15 and your disclosure on page 16 that approximately 9% of your apartment units are subject to some form of limitations. As rental limitations appear to affect your ability to obtain market rents, please tell us how specific properties are affected by the limitations imposed and include such disclosure in future Exchange Act periodic reports. Alternatively, please explain to us why you believe such disclosure is not material.

Item 2. Properties, page 21

2.   In future periodic Exchange Act reports, please clarify if average monthly rent rates per apartment takes into account tenant concessions. If not, please tell us how you will quantify the impact of tenant concessions.

Redevelopment, page 26

3.   In future periodic Exchange Act reports, please disclose the costs that have been incurred in redeveloping Arbor Park. Additionally, please disclose the amount you anticipate will be necessary to incur to complete redeveloping this property and the anticipated completion date.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Stacie Gorman at (202)551-3585 or me at (202) 551-3386 with any other questions.

                                        Sincerely,

                                        /s/ Duc Dang

                                        Duc Dang
                                        Attorney-Advisor

cc: Ann M. McCormick, Esq. (*via e-mail*)